P96000001360

RECEIVED
01 JUN -1 PM 12:22
DIVISION OF CORPORATIONS

Florida Department of State
Division of Corporations
Public Access System
Katherine Harris, Secretary of State

Electronic Filing Cover Sheet

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(((H01000070622 5)))

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To:

Division of Corporations
Fax Number : (850)205-0380

From:

Account Name : HOLLAND & KNIGHT
Account Number : 072100000016
Phone : (813)227-8500
Fax Number : (813)229-0134

BASIC AMENDMENT

POWERCERV CORPORATION

FILED
01 JUN -1 PM 3:00
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

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S. PAYNE JUN - 1 2001

H01000070622 5

ARTICLES OF AMENDMENT
OF THE ARTICLES OF INCORPORATION OF
POWERCERV CORPORATION

Pursuant to Sec. 607.1003 and Sec. 607.1006, Florida Statutes, the Articles of Incorporation of Powercerv Corporation (the "Corporation") are hereby amended according to these Articles of Amendment:

FIRST: The name of the Corporation is Powercerv Corporation.

SECOND: Article V of the Articles of Incorporation shall be amended by adding a new paragraph to follow the second paragraph, which new paragraph shall read as follows:

> *"Upon filing of these Articles of Amendment each nine shares of Common Stock, $.001 par value per share, of the Corporation then issued and outstanding or held in the treasury of the Corporation automatically shall be combined into one (1) share of Common Stock, $.001 par value per share, of the Corporation. There shall be no fractional shares issued. Each holder of shares of Common Stock, $.001 par value per share, who otherwise would be entitled to receive a fractional share shall be entitled to receive a cash payment in lieu thereof at a price equal to the fraction to which such holder would otherwise be entitled to receive multiplied by the closing price of Common Stock, $.001 par value per share, as reported on NASDAQ Stock Market on the last trading day prior to the filing of these Articles of Amendment to the Articles of Incorporation of the Corporation, or such other price as may be determined by the Board of Directors of the Company."*

THIRD: The foregoing amendment was adopted on June 1, 2001, at a meeting of the Board of Directors and on June 1, 2001, at the annual shareholders' meeting by vote of shares (greater than a majority), constituting a sufficient number of votes for the amendment to be approved in accordance with sec. 607.1003, Florida Statutes.

IN WITNESS WHEREOF, the undersigned has executed this instrument effective as of the day of June 1, 2001.

POWERCERV CORPORATION

[signature]

Marc J. Fratello, Chairman
and Chief Executive Officer

FILED
01 JUN -1 PM 3:00
SECRETARY OF STATE
TALLAHASSEE, FLORIDA

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